OTE STAKE IN COSMOTE REACHES 64.37%

Athens, April 25, 2005- Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE) the Greek full-service telecommunications provider, announces that it bought 15,416,523 Cosmote S.A common shares in the period between April 5 and April 25, 2005, representing approximately 4.64 % of the outstanding share capital of its Greek mobile phone subsidiary. OTE S.A.'s participation in Cosmote's share capital now stands at 64.37%.

About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts
(ADR's) represents 1/2 ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:
OTE:
Dimitris Tzelepis- Head of Investor Relations,
Tel: +30 210 611 1574 / 1429
email: dtzelepis@ote.gr

Nikos Kallianis - Senior Financial Analyst, Investor Relations
Tel: +30 210 611 5070;
email: nkallianis@ote.gr

Daria Kozanoglou - Communications Officer, Investor Relations
Tel: +30 210 611 1121;
email: nkozanoglou@ote.gr

Cubitt Consulting: +44 20 7367 5100 (London); +1 212 279 3115 (New
York)

Forward-looking statement
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2003 filed with the SEC on July 15, 2004. OTE assumes no obligation to update information in this release.









  	               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.